

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2018

Herbjorn Hansson
Chief Executive Officer
Nordic American Tankers Ltd
LOM Building
27 Reid Street
Hamilton HM 11
Bermuda

> **Re: Nordic American Tankers Ltd**
> **Form 20-F for Fiscal Year Ended December 31, 2017**
> **Filed May 15, 2018**
> **File No. 001-13944**

Dear Mr. Hansson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F filed on May 15, 2018

Item 5. Operating and Financial Review and Prospects
H. Critical Accounting Estimates
Vessel Impairment, page 38

1. Considering that your market capitalization is significantly lower than equity as of June 30, 2018 and given the significant decline in revenues and operating results through June 30, 2018, supplementally advise us of whether you performed an updated interim impairment test of your vessels pursuant to the guidance in Topic ASC 360-10. If so, provide us with your conclusions/results, including the nature and amount of all significant assumptions. If you did not perform an analysis subsequent to December 31,

2017, please explain why you do not believe the significant decline in revenues resulting from decreased TCE rates experienced during the first six months of 2018 as compared to the comparable period of the prior year represents a significant adverse change in business climate that could affect the value of the vessels, which would trigger an updated impairment analysis pursuant to ASC Topic 360-10. Finally, tell us if you intend to perform an analysis prior to year end 2018.

2.   We note from your press release furnished on Form 6-K on August 15, 2018 that, towards the end of the 2nd quarter, you entered into several agreements to sell 8 Suezmax vessels and these vessels have now been delivered to their respective new owners. Please tell us the amount of any loss or gain you have recorded on the sale of these vessels. Also, if these are the vessels that were written down to fair value as of December 31, 2017, tell us how the consideration received for these vessels compares to their fair value as of December 31, 2017.

Item 15. Controls and Procedures
A. Disclosure Controls and Procedures, page 64

3.   Please revise to indicate that it was management, including the Chief Executive Officer and the Chief Financial Officer, that assessed the disclosure controls and procedures, not the company. Refer to Item 307 of Regulation S-K and SEC Release No. 33-8810. In addition, please clarify that any remedial efforts are made towards a broader spectrum of issues and not just going concern.

Note 10. Long-Term Debt
Credit Facility and Financing, page F-17

4.   Please provide us with an update on the status of the revolving credit facility (i.e., the Backstop facility), such as any instances of default and covenant violations as of the date of your response letter. Furthermore, in accordance with the requirements of Rule 4-08(e)(1) of Regulation S-X, revise to disclose in the notes to the financial statements the nature of any restrictions on the company's ability to pay dividends, as applicable.

Note 16. Financial Instruments and Other Fair Value Disclosures, page F-21

5.   We note that you have provided a table with the carrying value and estimated fair value of assets and liabilities measured at fair value on a recurring basis. Please revise to also include the disclosures required by ASC 820-10-5-2 for assets and liabilities measured at fair value on a non-recurring basis, such as your impairment of vessels and goodwill during 2017.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346 or Claire Erlanger at (202) 551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure